SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

(Check  One):  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
               [x] Form 10-QSB [ ] Form N-SAR

For Period Ended: September 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART 1--REGISTRANT INFORMATION (Official Text)

Datastand Technologies Inc
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Full Name of Registrant:

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Former Name if Applicable

8333 Weston Road, Suite 106
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Address of Principal Executive Office (Street and Number)

Woodbridge, Ontario L4L-8E2
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City, State and Zip Code

PART II--Rules 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar o day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III--NARRATIVE (Official Text) State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed) Delay in filing due to recent reverse merger and requirement to consolidate financials.
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PART III--narrative(official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The registrant has been unable to complete its financial statement information for the fiscal quarter ended September 30, 2006, as the Company's auditor has not had sufficient time to conduct its review. As a result, the registrant is delayed in filing its Form 10-QSB for the fiscal quarter ended September 30, 2006.

PART IV--OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification.

       Nick Montesano                    416                      626-5346
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           (Name)                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s). [X] Yes   [ ] No

________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ]Yes [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

________________________________________________________________________________

                           Datastand Technologies Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006                  By: /s/ Nick Montesano
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                                         Nick Montesano
                                         Chief Executive Officer